UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 22, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

21 February 2011

Novo Nordisk A/S – Share repurchase programme

On 2 February 2011 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 2 February 2011 to 26 April 2011.

Since the announcement as of 14 February 2011, the following transactions have been made under the programme:

	Number of	Average	Transaction value,
	shares	purchase price	DKK
Accumulated, last announcement	482,000		299,382,183
14 February 2011	50,000	665.9689	33,298,445
15 February 2011	55,000	672.6390	36,995,145
16 February 2011	60,000	662.8000	39,768,000
17 February 2011	50,000	672.4000	33,620,000
18 February 2011	50,000	675.0000	33,750,000
Accumulated under the programme	747,000		476,813,773

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 55,905 B shares in the period from 14 February 2011 to 18 February 2011. The shares in these transactions were not part of the Safe Harbour repurchase programme.

Company Announcement no 11 / 2011				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

With the transactions stated above, Novo Nordisk owns a total of 27,995,532 treasury shares, corresponding to 4.7% of the share capital. The total amount of shares in the company is 600,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 10.0 billion during 2011. As of 18 February 2011, Novo Nordisk has repurchased a total of 747,000 B shares equal to a transaction value of DKK 476,813,773.

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 30,900 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

For further information please contact:

Media:	Investors:

Anne Margrethe Hauge Tel: (+45) 4442 3450 amhg@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

In North America: Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 11 / 2011				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 22, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer